Filed Pursuant to Rule 424(b)(2)
Registration No. 333-289203

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplements, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated October 16, 2026
Pricing Supplement dated , 2026
(To Equity Index Underlying Supplement dated July 6, 2026, ETF Underlying Supplement dated July 6, 2026, Prospectus Supplement dated July 6, 2026, and Prospectus dated July 6, 2026)

Marex Group Limited

$ Principal Return Notes Linked to the Best Performing of the S&P 500® Index, the EURO STOXX 50® Index, the FTSE® 100 Index, the iShares MSCI Japan ETF, the iShares MSCI South Korea ETF and the iShares MSCI Emerging Markets ETF due October 22, 2029

- Payment on the Notes is based on the best performing of the S&P 500® Index, the EURO STOXX 50® Index, the FTSE® 100 Index, the iShares MSCI Japan ETF, the iShares MSCI South Korea ETF and the iShares MSCI Emerging Markets ETF:
  - If a Trigger Event occurs, a positive return of 12.00%
  - If a Trigger Event does not occur and:
    - the value of the Best Performing Underlying increases from its Initial Value, a positive return equal to such increase;
    - if the value of the Best Performing Underlying does not change or decreases from its Initial Value, a return of full Principal Amount
- A Trigger Event occurs if the Closing Value of any Underlying is at or above its Upper Barrier Value (175.00% of its Initial Value) on any Trading Day during the Observation Period.
- Term: Approximately 3 years
- All payments on the Notes are subject to the credit risk of Marex Group Limited ("Marex")

Application has been made for the Principal Return Notes (the "Notes") offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility ("Vienna MTF") of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, "MiFID II"). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus, prospectus supplement or underlying supplements. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom. Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the "EEA") or the United Kingdom (the "UK"). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplements.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $945.00 and $995.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See " Summary—Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00		
Total			

(1) Marex Capital Markets Inc. ("MCMI"), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at no underwriting discount for distribution to other registered broker-dealers or will offer the Notes directly to investors. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

SUMMARY

The information in this "Summary" section is qualified by the more detailed information set forth in the underlying supplements, the prospectus supplement and the prospectus. See "General" in this document.

Issuer:	Marex Group Limited
Principal Amount:	$1,000 per Note
Reference Asset:	The best performing of the S&P 500® Index (Bloomberg symbol: SPX) (the "SPX"), EURO STOXX 50® Index (Bloomberg symbol: SX5E) (the "SX5E"), the FTSE® 100 Index (Bloomberg symbol: UKX) (the "UKX"), the iShares MSCI Japan ETF (Bloomberg symbol: EWJ) (the "EWJ"), the iShares MSCI South Korea ETF (Bloomberg symbol: EWY) (the "EWY") and the iShares MSCI Emerging Markets ETF (Bloomberg symbol: EEM) (the "EEM") (each, an "Underlying" and together, the "Underlyings"; each of the EWJ, the EWY and the EEM, a "Fund" and collectively, the "Funds").
Pricing Date:	October 15, 2026
Trade Date:	October 16, 2026
Original Issue Date:	October 23, 2026
Final Valuation Date:	October 15, 2029, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying underlying supplements.
Maturity Date:	October 22, 2029, subject to adjustment as described under "Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying underlying supplements.
Payment at Maturity:	For each $1,000 Principal Amount of the Notes, you will receive a cash payment on the Maturity Date, calculated as follows: ■ If a Trigger Event occurs: $1,000 + ($1,000 × Trigger Return) ■ If a Trigger Event does not occur and: ○ if the Final Value of the Best Performing Underlying is greater than its Initial Value: $1,000 + ($1,000 x Reference Return of the Best Performing Underlying). ***In this case, because a Trigger Event occurs if the Final Value of the Best Performing Underlying is at or above its Upper Barrier Value, the maximum return on the Notes will be below 75%.*** ○ if the Final Value of the Best Performing Underlying is equal to or less than its Initial Value: $1,000
Trigger Return:	12%
Upper Barrier Value:	13,552.11 for the SPX, 10,794.46 for the SX5E, 18,970.61 for the UKX, $167.00 for the EWJ, $273.39 for the EWY and $111.93 for the EEM, each of which is 175% of its Initial Value (rounded to two decimal places).
Trigger Event:	A Trigger Event occurs if the Closing Value of any Underlying is at or above its Upper Barrier Value on any Trading Day during the Observation Period.
Observation Period:	The period from but excluding the Pricing Date to and including the Final Valuation Date.
Best Performing Underlying:	The Underlying with the highest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$

Initial Value:	7,744.06 for the SPX, 6,168.26 for the SX5E, 10,840.35 for the UKX, $95.43 for the EWJ, $156.22 for the EWY and $63.96 for the EEM, each of which was its Closing Value on the Pricing Date. The Initial Value of a Fund is subject to adjustment as described under "Additional Terms of the Notes—Anti-Dilution Adjustments" in the ETF underlying supplement.
Final Value:	With respect to each Underlying, its Closing Value on the Final Valuation Date.
Closing Value	The Closing Level or the Closing Price, as applicable, of an Underlying.
CUSIP/ISIN:	56653C4H5 / US56653C4H52
Form of Notes:	Book-Entry
Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this document relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	Marex Financial, one of our affiliates

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Underlyings. The purchaser of a Note will acquire a senior unsecured debt security of Marex. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Underlyings or any security included in or held by any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated July 6, 2026 (the "prospectus"), the prospectus supplement dated July 6, 2026 (the "prospectus supplement"), the Equity Index Underlying Supplement dated July 6, 2026 (the "index underlying supplement"), and the ETF Underlying Supplement dated July 6, 2026 (the "ETF underlying supplement" and together with the index underlying supplement, the "underlying supplements"). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or underlying supplements, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the underlying supplements, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "Marex", "we", "us" and "our" are to Marex Group Limited. References to "Index," "Best Performing Index," "Fund" or "Best Performing Fund" in the underlying supplements will be references to "Underlying" or "Best Performing Underlying" in this document. Certain terms used but not defined herein will have the meanings set forth in the underlying supplements, the prospectus supplement or the prospectus.

You may access the underlying supplements, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- The index underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295601/d149086d424b2.htm
- The ETF underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295611/d157500d424b2.htm
- The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295582/d135207d424b2.htm
- The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295577/d124247d424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying MCMI. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

On the Maturity Date, for each $1,000 Principal Amount of the Notes, we will pay you the Payment at Maturity, which is an amount in cash, calculated as follows:

- If a Trigger Event occurs:

  $1,000 + ($1,000 × Trigger Return)

- If a Trigger Event does not occur and:
  - if the Final Value of the Best Performing Underlying is greater than its Initial Value:

    $1,000 + ($1,000 x Reference Return of the Best Performing Underlying)

    In this case, because a Trigger Event occurs if the Final Value of the Best Performing Underlying is at or above its Upper Barrier Value, the maximum return on the Notes will be below 75%.
  - if the Final Value of the Best Performing Underlying is equal to or less than its Initial Value:

    $1,000

A Trigger Event occurs if the Closing Value of any Underlying is at or above its Upper Barrier Value on any Trading Day during the Observation Period.

Interest

The Notes will not pay interest.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You are a retail investor outside the EEA and the UK or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).
- You are an investor with the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.
- You have the necessary knowledge and/or experience with structured products and are prepared to accept the corresponding risks.
- You accept that the return on the Notes will be capped.
- You are willing to accept a zero return on the Notes if a Trigger Event does not occur and the Final Value of the Best Performing Underlying is at or below its Initial Value.
- You are willing to forgo the dividends or other distributions paid on the Funds or the stocks included in or held by an Underlying.
- You do not seek current income from your investment.
- You are willing to hold the Notes to maturity.
- You do not seek an investment for which there will be an active secondary market.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating.
- You are comfortable with the creditworthiness of Marex, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You are a retail investor in the EEA or the UK (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).
- You are an investor without the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.
- You do not have the necessary knowledge and/or experience with structured products and are not prepared to accept the corresponding risks.
- You seek an uncapped return on your investment.
- You are unwilling to accept a zero return on the Notes if a Trigger Event does not occur and the Final Value of the Best Performing Underlying is at or below its Initial Value.
- You prefer to receive the dividends or other distributions paid on the Funds or the stocks included in or held by an Underlying.
- You seek current income from your investment.
- You are unable or unwilling to hold the Notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Marex or another issuer with a similar credit rating.
- You are not willing or are unable to assume the credit risk associated with Marex, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplements. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and underlying supplements. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and underlying supplements including the explanation of risks relating to the Notes described in the following sections:

- "—Risks Related to Note Issuances" in the prospectus supplement;
- "—General risks related to an Index" in the index underlying supplement; and
- "—General risks related to a Fund" in the ETF underlying supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

You may not receive any positive return on the Notes and the return on the Notes may be less than a traditional interest-bearing debt security.

If a Trigger Event does not occur and the Final Value of the Best Performing Underlying is equal to or less than its Initial Value, the Payment at Maturity will only be the Principal Amount of your Notes. Even if a Trigger Event occurs or the Final Value of the Best Performing Underlying is greater than its Initial Value, the Payment at Maturity may only be slightly greater than the Principal Amount, and your return on the Notes may be less than the return you would earn if you bought a traditional interest-bearing debt security of Marex or another issuer with a similar credit rating with the same Maturity Date.

The potential return on your Notes will be limited and may be lower than the return on a direct investment in an Underlying.

If a Trigger Event occurs, you will not participate in any increase in the value of any Underlying, and your return on the Notes will be fixed to the Trigger Return, regardless of the extent to which the value of the Best Performing Underlying increases. If a Trigger Event does not occur, your return on the Notes will be less than 75.00% because if the Final Value of the Best Performing Underlying is at or above its Upper Barrier Value (resulting a positive return greater than or equal to 75.00%), a Trigger Event would have occurred.

You will lose the opportunity to participate in any increase in the Best Performing Underlying if a Trigger Event occurs.

If a Trigger Event occurs on any trading day during the Observation Period, you will lose the opportunity to receive a positive return equal to the increase in the Best Performing Underlying, and your return on the Notes will be fixed at the Trigger Return, which may be less than the return you would earn if you bought a traditional interest-bearing debt security or a direct investment in an Underlying. This means that a small change in the value of an Underlying, such as from 74.99% to 75.00%, may result in great difference in the return on the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Risks Relating to the Reference Asset

The Notes are subject to risks associated with non-U.S. companies.

The value of each Underlying (except the SPX) depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of those non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may adversely affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of an Underlying and, as a result, the value of the Notes.

The Notes are subject to risks associated with emerging markets.

An investment in the Notes will involve risks that are associated with investments that are linked to the equity securities of issuers from emerging markets. Many of the issuers included in the EWY and the EEM are based in nations that are undergoing rapid institutional change, including the restructuring of economic, political, financial and legal systems. The regulatory and tax environments in these nations may be subject to change without review or appeal and many emerging markets suffer from underdevelopment of their capital markets and their tax systems. In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation of their assets and/or nationalization of their businesses. It may be more difficult for an investor in these markets to monitor investments in these companies, because these companies may be subject to fewer disclosure requirements than companies in developed markets, and economic and financial data about some of these countries may be unreliable. All these factors may adversely affect the value of the EWY or the EEM and consequently, the return on the Notes.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities that are included in the SX5E or the UKX are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may adversely affect the value of the SX5E or the UKX and therefore the return on your Notes. The Payment at Maturity will be determined solely in accordance with the procedures described in this document.

The Notes are subject to currency exchange risk.

The prices of the securities held by a Fund are converted into U.S. dollars for purposes of calculating the net asset value ("NAV") of that Fund. As a result, your Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by a Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by a Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Fund will be adversely affected and the return on the Notes may be reduced.

Governmental regulatory actions could result in material changes to the composition of an Underlying and could negatively affect your return on the Notes.

Governmental regulatory actions, including but not limited to sanctions-related actions by the U.S. or foreign governments, could make it necessary or advisable for there to be material changes to the composition of an Underlying, depending on the nature of such governmental regulatory actions and the Underlying constituent stocks that are affected. If any governmental regulatory action results in the removal of Underlying constituent stocks that have (or historically have had) significant weights within such Underlying, such removal, or even any uncertainty relating to a possible removal, could have a material and negative effect on the value of such Underlying and, therefore, your return on the Notes.

A limited number of securities may affect the value of the EWY.

The number of securities held by the EWY is very limited. In addition, a few top securities held by the EWY may constitute a substantial portion of its net assets. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the value of the EWY and the return on the Notes.

The performance of a Fund may not correlate with the performance of its underlying assets as well as the net asset value per share of the Fund, especially during periods of market volatility.

The performance of a Fund and that of its underlying assets generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of a Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying assets. This could be due to, for example, a Fund holding assets that are not related to the underlying assets, the temporary unavailability of certain assets in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund and its underlying assets, or due to other circumstances. This variation in performance is called the "tracking error," and, at times, the tracking error may be significant.

In addition, because the shares of a Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of a Fund may differ from its NAV per share; shares of a Fund may trade at, above, or below its NAV per share.

During periods of market volatility, certain assets held by a Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the NAV per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Fund. As a result, under these circumstances, the market value of shares of a Fund may vary substantially from its NAV per share.

For the foregoing reasons, the performance of a Fund may not match the performance of its underlying assets over the same period. Because of this variance, the return on the Notes, to the extent dependent on the performance of a Fund, may not be the same as an investment directly in the securities, commodities, or other assets held by the Fund or the same as a debt security with a return linked to the performance of such underlying assets.

Changes that affect an Underlying may affect the value of that Underlying and the return on the Notes.

The policies of the Reference Sponsor of an Underlying concerning additions, deletions and substitutions of the stocks included in or held by that Underlying, and the manner in which the Reference Sponsor takes account of certain changes affecting those stocks, may adversely affect the value of that Underlying. The policies of the Reference Sponsor with respect to the calculation of an Underlying could also adversely affect the value of that Underlying. The Reference Sponsor may discontinue or suspend calculation or dissemination of an Underlying. Any such actions could adversely affect the value of an Underlying and the value of and the return on the Notes.

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes

are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex's ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market's view of its creditworthiness.

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex's ability to pay all amounts due on the Notes, and therefore investors are subject to Marex's credit risk and to changes in the market's view of Marex's creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for payment on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which MCMI may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the Funds or the stocks included in or held by the Underlyings.

As a holder of the Notes, you will not have any ownership interest in the Funds or the stocks included in or held by the Underlyings, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the Funds or the stocks included in or held by the Underlyings.

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna

Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or than an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer's hedging arrangements, the Underlying(s), taxation, the relevant currency or other matters – outside of the Issuer's control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, (ii) substitution of the Underlying(s) and/or (iii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein, the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and the discussion under "Material Tax Considerations — Material U.S. Federal Income Tax Considerations" in the accompanying prospectus.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of any Underlying relative to its Initial Value. We cannot predict the Closing Value of any Underlying at any time during the term of the Notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or return on the Notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Best Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described below assume that the Notes are held to maturity. The following table and examples assume the following:

Principal Amount: $1,000

Trigger Return: 12%

Hypothetical Initial Value of the Best Performing Underlying: 1,000

Hypothetical Upper Barrier Value of the Best Performing Underlying: 1,750 (175% of its Initial Value)

Hypothetical Final Value of the Best Performing Underlying	Hypothetical Reference Return of the Best Performing Underlying	Trigger Event Does Not Occur(1)		Trigger Event Occurs(1)	
		Hypothetical Payment at Maturity	Hypothetical Return on the Notes	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	N/A	N/A	$1,120.00	12.00%
1,800.00	80.00%	N/A	N/A	$1,120.00	12.00%
1,750.00(2)	**75.00%**	N/A	N/A	**$1,120.00**	**12.00%**
1,749.00	74.90%	$1,749.00	74.90%	$1,120.00	12.00%
1,500.00	50.00%	$1,500.00	50.00%	$1,120.00	12.00%
1,200.00	20.00%	$1,200.00	20.00%	$1,120.00	12.00%
1,100.00	10.00%	$1,100.00	10.00%	$1,120.00	12.00%
1,050.00	5.00%	$1,050.00	5.00%	$1,120.00	12.00%
1,000.00(3)	**0.00%**	**$1,000.00**	**0.00%**	**$1,120.00**	**12.00%**
900.00	-10.00%	$1,000.00	0.00%	$1,120.00	12.00%
800.00	-20.00%	$1,000.00	0.00%	$1,120.00	12.00%
700.00	-30.00%	$1,000.00	0.00%	$1,120.00	12.00%
600.00	-40.00%	$1,000.00	0.00%	$1,120.00	12.00%
400.00	-60.00%	$1,000.00	0.00%	$1,120.00	12.00%
200.00	-80.00%	$1,000.00	0.00%	$1,120.00	12.00%
0.00	-100.00%	$1,000.00	0.00%	$1,120.00	12.00%

(1) A Trigger Event occurs if the Closing Value of any Underlying is at or above its Upper Barrier Value on any Trading Day during the Observation Period.

(2) This is the hypothetical Upper Barrier Value of the Best Performing Underlying.

(3) The **hypothetical** Initial Value of 1,000.00 used in these examples has been chosen for illustrative purposes only. The Initial Value of each Underlying is set forth on page PS-3 of this document.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes assuming that the Notes are held to maturity.

Example 1: A Trigger Event Occurs and the Reference Return of the Best Performing Underlying Is 50.00%.

A Trigger Event occurs, and the Final Value of the Best Performing Underlying is 1,500.00, resulting in a Reference Return of 50.00%. In this example, the Payment at Maturity would be $1,120.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Trigger Return)

= $1,000 + ($1,000 × 12.00%)

= $1,120.00

Example 1 shows that if a Trigger Event occurs, the return on the Notes will be equal to the Trigger Return of 12.00%, regardless of the extent to which the value of any Underlying increases.

Example 2: A Trigger Event Occurs and the Reference Return of the Best Performing Underlying Is -50.00%.

A Trigger Event occurs, and the Final Value of the Best Performing Underlying is 500.00, resulting in a Reference Return of -50.00%. In this example, the Payment at Maturity would be $1,120.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Trigger Return)

= $1,000 + ($1,000 × 12.00%)

= $1,120.00

Example 2 shows that if a Trigger Event occurs, the return on the Notes will be equal to the Trigger Return of 12.00%, regardless of the extent to which the value of any Underlying decreases.

Example 3: A Trigger Event Does Not Occur and the Reference Return of the Best Performing Underlying Is 5.00%.

A Trigger Event does not occur, and the Final Value of the Best Performing Underlying is 1,050.00, resulting in a Reference Return of 5.00%. In this example, the Final Value of the Best Performing Underlying is greater than or equal to its Initial Value, and the Payment at Maturity would be $1,050.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Best Performing Underlying)

= $1,000 + ($1,000 × 5.00%)

= $1,050.00

Example 3 shows that if a Trigger Event does not occur and the Reference Return of the Best Performing Underlying is positive, the Notes provide a positive return equal to the Reference Return of the Best Performing Underlying.

Example 4: A Trigger Event Does Not Occur and the Reference Return of the Best Performing Underlying Is -20.00%.

A Trigger Event does not occur, and the Final Value of the Best Performing Underlying is 800.00, resulting in a Reference Return of -20.00%. In this example, the Final Value of the Best Performing Underlying is less than its Initial Value, and the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount.

Example 4 shows that if a Trigger Event does not occur and the Reference Return of the Best Performing Underlying is zero or negative, the Notes provide a full return of the Principal Amount, regardless of the extent to which the value of any Underlying decreases.

DESCRIPTION OF THE REFERENCE ASSET

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

For more information about this Underlying, see “Index Descriptions—The S&P U.S. Indices” beginning on page S-42 of the accompanying index underlying supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from October 15, 2021 through October 15, 2026. We obtained the closing values below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



Closing Price (USD)
8,000
7,500
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
Dates

The historical values of this Underlying should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Value of this Underlying on the Final Valuation Date.

Description of the SX5E

The SX5E is derived from the EURO STOXX index and represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market capitalization in the Eurozone. The SX5E has a fixed number of components and is part of the STOXX blue-chip index family. The SX5E captures about 60% of the free-float market cap of the EURO STOXX Total Market Index (TMI).

For more information about this Underlying, see “Index Descriptions—The EURO STOXX 50® Index” on page S-12 of the accompanying index underlying supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing values from October 15, 2021 through October 15, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



Closing Price (EUR)
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
Dates

The historical values of this Underlying should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Value of this Underlying on the Final Valuation Date.

Description of the UKX

The UKX is a market-capitalization weighted index of blue chip companies listed on the London Stock Exchange (the “LSE”). The UKX is designed to measure the performance of the 100 largest companies traded on the LSE that pass screening for size and liquidity. The 100 constituents included in the UKX are all traded on the LSE’s SETS trading system.

For more information about this Underlying, see “Index Descriptions—The FTSE® 100 Index” on page S-14 of the accompanying index underlying supplement.

Historical Performance of the UKX

The following graph sets forth the historical performance of the UKX based on the daily historical closing values from October 15, 2021 through October 15, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



Closing Price (GBP)
11,000
10,500
10,000
9,500
9,000
8,500
8,000
7,500
7,000
6,500
Dates

The historical values of this Underlying should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Value of this Underlying on the Final Valuation Date.

Description of the EWJ

The EWJ is an exchange-traded fund of iShares, Inc., a registered investment company, that seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the MSCI Japan Index. The MSCI Japan Index is designed to track the performance of the large and mid-capitalization segments of the Japanese equity market. The EWJ's investment advisor is BlackRock Fund Advisors and its inception date was March 12, 1996. Information about the EWJ that was filed with the SEC can be located by reference to its CIK Code: 0000930667 through the SEC's website at http://www.sec.gov. Shares of the EWJ are listed on the NYSE Arca, Inc. under the ticker symbol “EWJ”.

Historical Performance of the EWJ

The following graph sets forth the historical performance of the EWJ based on the daily historical closing values from October 15, 2021 through October 15, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.


100
90
80
70
60
50
40
Closing Price (USD)
Nov 2021
Jan 2022
Mar 2022
May 2022
Jul 2022
Sept 2022
Nov 2022
Jan 2023
Mar 2023
May 2023
Jul 2023
Sept 2023
Nov 2023
Jan 2024
Mar 2024
May 2024
Jul 2024
Sept 2024
Nov 2024
Jan 2025
Mar 2025
May 2025
Jul 2025
Sept 2025
Nov 2025
Jan 2026
Mar 2026
May 2026
Jul 2026
Sept 2026
Dates

The historical values of this Underlying should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Value of this Underlying on the Final Valuation Date.

Description of the EWY

The EWY is an exchange-traded fund of iShares, Inc., a registered investment company, that seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the MSCI Korea 25/50 Index. The MSCI Korea 25/50 Index is designed to track the performance of the large and mid-capitalization segments of the South Korean equity market. The EWY's investment advisor is BlackRock Fund Advisors and its inception date was May 9, 2000. Information about the EWY that was filed with the SEC can be located by reference to its CIK Code: 0000930667 through the SEC's website at http://www.sec.gov. Shares of the EWY are listed on the NYSE Arca, Inc. under the ticker symbol “EWY”.

Historical Performance of the EWY

The following graph sets forth the historical performance of the EWY based on the daily historical closing values from October 15, 2021 through October 15, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.


220
200
180
160
140
120
100
80
60
40
Closing Price (USD)
Nov 2021
Jan 2022
Mar 2022
May 2022
Jul 2022
Sept 2022
Nov 2022
Jan 2023
Mar 2023
May 2023
Jul 2023
Sept 2023
Nov 2023
Jan 2024
Mar 2024
May 2024
Jul 2024
Sept 2024
Nov 2024
Jan 2025
Mar 2025
May 2025
Jul 2025
Sept 2025
Nov 2025
Jan 2026
Mar 2026
May 2026
Jul 2026
Sept 2026
Dates

The historical values of this Underlying should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Value of this Underlying on the Final Valuation Date.

Description of the EEM

The EEM is an exchange-traded fund of iShares, Inc., a registered investment company, that seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is designed to track equity market performance in the global emerging markets. The EEM's investment adviser is BlackRock Fund Advisors and its inception date was April 7, 2003. Information about the EEM that was filed with the SEC can be located by reference to its CIK Code: 0000930667 through the SEC's website at http://www.sec.gov. Shares of the EEM are listed on the NYSE Arca, Inc. under the ticker symbol “EEM”.

Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing values from October 15, 2021 through October 15, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.


75
70
65
60
55
50
45
40
35
30
Closing Price (USD)
Nov 2021
Jan 2022
Mar 2022
May 2022
Jul 2022
Sept 2022
Nov 2022
Jan 2023
Mar 2023
May 2023
Jul 2023
Sept 2023
Nov 2023
Jan 2024
Mar 2024
May 2024
Jul 2024
Sept 2024
Nov 2024
Jan 2025
Mar 2025
May 2025
Jul 2025
Sept 2025
Nov 2025
Jan 2026
Mar 2026
May 2026
Jul 2026
Sept 2026
Dates

The historical values of this Underlying should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Value of this Underlying on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public set forth on the cover page of this document for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI proposes to offer the Notes at the price to public set forth on the cover page of this document.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you.

In addition, MCMI or another of our affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of each holder's investment in the Notes are uncertain. There are no Treasury Regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. By purchasing the Notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each Note as a contingent payment debt instrument for U.S. federal income tax purposes. In the opinion of our counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. Holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — U.S. Holders — Certain Notes Treated as Indebtedness — Contingent Notes" in the prospectus supplement, we have determined that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be [•]% per annum (compounded semi-annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the comparable yield, we have determined that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $[•] at maturity (the "Projected Payment").

Based upon the comparable yield, a U.S. Holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2026	$[ ]
2027	$[ ]
2028	$[ ]
2029	$[ ]

Holders may obtain the comparable yield and projected payment schedule as determined by us by submitting a written request to Marex Financial at 155 Bishopsgate, London, United Kingdom, EC2M 3TQ, Tel: 0044 2076556000. A U.S. Holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. Holder believes that the projected payment schedule is unreasonable, a U.S. Holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule provided herein is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. Holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Upon a sale, exchange, or retirement of a Note prior to maturity, a U.S. Holder should generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and such holder's tax basis in the Note. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary loss up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Payment at Maturity exceeds the Projected Payment, a U.S. Holder must include such

excess as interest income, or (ii) if the Projected Payment exceeds the actual Payment at Maturity, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

The U.S. federal income tax consequences of a U.S. Holder's investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described above. Please see the discussion in the accompanying prospectus supplement under "U.S. Federal Income Tax Considerations" and in particular the discussion under "U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as Indebtedness — Contingent Notes" and the discussion in the accompanying prospectus under "Material Tax Considerations — Material U.S. Federal Income Tax Considerations". Non-U.S. Holders should review the discussion in the accompanying prospectus supplement under "U.S. Federal Income Tax Considerations — Non-U.S. Holders" for a discussion of the U.S. federal income tax consequences applicable to Non-U.S. Holders.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury Regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the applicability dates of the Treasury regulations to provide that withholding on dividend equivalent payments paid or deemed paid will not apply to specified ELIs that are not delta-one instruments and that are issued through 2028. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or an applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ABOVE DESCRIBED CHARACTERIZATION OF THE NOTES AND ANY POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.